September 1, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Cheryl Brown

	Re:	Camber Energy, Inc. Registration Statement on Form S-1 File No. 333-265715 Request for Acceleration of Effective Date

Ladies and Gentlemen:

On behalf of Camber Energy, Inc., and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 4:00 p.m., Washington, D.C. time, on September 6, 2022, or as soon as practicable thereafter.

Very truly yours,

CAMBER ENERGY, INC.

By:	/s/ James A. Doris
James A. Doris
Chief Executive Officer and Director

cc:	James B. Marshall, Baker Botts L.L.P.